UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 22, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 1. FUNDAMENTAL CHANGES

As previously announced in its Form 1-U Current Report dated April 25, 2020 and then again on June 15, 2020, Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes”), entered into a purchase agreement, originally dated April 24, 2020 and amended on June 10, 2020 (the “Prior Purchase Agreement”), with Harvest Health & Recreation, Inc., a British Columbia corporation (“Harvest”), certain direct and indirect subsidiaries of Harvest and an executive officer of Harvest (collectively, the “Sellers”), pursuant to which it was contemplated that HHI Acquisition Corp., a newly formed wholly-owned subsidiary of the Company (the “Hightimes Buyer”), would acquire all or a portion of the membership interest equity in the licensed entities that own and operate as many as 15 retail cannabis dispensaries located in California. Under the April 24, 2020 purchase agreement the total purchase price was $80.0 million, payable in the form of $5.0 million in cash, $7.5 million in a 10% convertible one year convertible note and $67.5 million in the form of 675,000 shares of 16% Series A convertible referred stock of Hightimes.

On June 10, 2020, the parties to the April 24, 2020 agreement agreed to terminate the Agreement as of June 8, 2020 and entered into an amended and restated Purchase Agreement (the “Restated Purchase Agreement”). The Restated Purchase Agreement was subsequently amended and restated by the parties on June 22, 2020 (the “Second Restated Purchase Agreement”). Under the terms of the Second Restated Purchase Agreement, Harvest and its affiliates agreed to sell to the Hightimes Buyer a portfolio of equity with respect to ten operational and planned Licensed Dispensaries located in the State of California. The Second Restated Purchase Agreement contemplates two closings.

At the initial closing, which occurred on June 22, 2020, Harvest Enterprises, Inc. (“Enterprises”), a subsidiary of Harvest and the owner of 100% of the equity of Interurban Capital Group LLC (“ICG”), sold to the Hightimes Buyer the equity of ICG which consists of certain assets located in California relating to eight “Have A Heart”-branded cannabis dispensaries (the “HAH Dispensaries”), including of the right to acquire certain portions of the equity of the HAH Dispensaries referred to as “contingent interests.” The ownership of such contingent interests by the Hightimes Buyer is subject to obtaining (i) approvals and consents of certain members and managers of such HAH Dispensaries and (ii) all regulatory approvals of the Bureau of Cannabis Control of the State of California (the “BCC”) and local city or county regulatory authorities that are contractually and legally required in connection with the transfer of ownership of the contingent interests in the HAH Dispensaries.

A second closing is scheduled to occur on or about September 30, 2020, where it is contemplated that the Hightimes Buyer will acquire the equity of two additional Licensed Dispensaries in California controlled by Harvest (the “Harvest Dispensaries”).

Under the Second Restated Purchase Agreement, the total consideration paid and payable to Enterprises is $67.5 million (as opposed to the $80.0 million of consideration set forth in the Prior Purchase Agreement). The revised $67.5 million purchase price is payable as follows: (a) $1.5 million previously paid in cash, and (b) $66.0 million in the form of Series A Preferred Stock issued by Hightimes. $60.0 million of Series A Preferred Stock was issued at the first closing held on June 22, 2020 and the remaining 60,000 shares of Hightimes Series A Preferred Stock will be issued to Harvest at the second closing.

At the first closing and in consideration for the equity of ICG, Hightimes paid to Enterprises $60.0 million represented by 600,000 shares of Hightimes Series A Preferred Stock. The 600,000 shares of Hightimes Series A Preferred Stock and the additional 60,000 shares to be issued at the contemplated second closing for the Harvest Dispensaries (a) have a stated or liquidation value of $100 per share, (b) pay a 16% annual dividend commencing September 30, 2020 that accrues and is added to the face amount of the Series A Preferred Stock, (c) vote on an “as converted” basis with the Hightimes Class A voting common stock, par value $0.0001 per share (the “Hightimes Common Stock”), (d) are subject to conversion at the option of the holder into Hightimes Common Stock, as may then be traded on the OTCQX Market or other securities exchange, at a conversion price per share of USD$11.00, subject to adjustment to USD$1.00 per share, based on the previously announced 11-for-one forward stock split of the Hightimes Common Stock to be consummated upon completion of Hightimes’s Regulation A+ initial public offering, and (e) to the extent not previously converted, the then-outstanding shares of Series A Preferred Stock shall be subject to automatic conversion into shares of Hightimes Common Stock on the earlier to occur of (i) two years from the closing, or (ii) if the market capitalization of the Common Stock, based on the volume weighted average closing prices for any ten (10) consecutive trading days, shall equal or exceed USD$300,000,000, in either event, the per share mandatory conversion price of the Series A Preferred Stock shall be the volume weighted average closing price of Hightimes Common Stock for any ten (10) consecutive trading days immediately preceding the date of automatic conversion; provided that in no event shall the number of shares of Hightimes Common Stock issuable upon full conversion of the Series A Preferred Stock exceed 19% of the issued and outstanding shares of Common Stock after giving effect to such optional or mandatory conversion.

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In addition, at closing, Harvest entered into an agreement (the “Lockup Agreement”) pursuant to which, inter alia, Harvest and Enterprises may not affect any sale, assignment, pledge or transfer of the Series A Preferred Stock or any Hightimes Common Stock issuable upon optional or mandatory conversion of the Series A Preferred Stock (the “Conversion Shares” and with the Series A Preferred Stock, the “Hightimes Securities”) for a period of six months following the closing date. Thereafter Harvest or Enterprises may effect public sales into the market of such Conversion Shares at the rate of 10% of such Conversion Shares every six months (commencing on the six month anniversary of the Closing Date) with the balance of such Conversion Shares to be subject to public sales into the market at the expiration of such five year lockup period. Any private transfers of the Conversion Shares shall subject the transferee to the provisions of such Lockup Agreement. In addition, Harvest and Enterprises granted to Adam E. Levin, the Hightimes Executive Chairman, a five year proxy coupled with an interest (the “Proxy”) to vote all of the Hightimes Securities on behalf of Harvest at any regular or special meeting of stockholders of Hightimes or in connection with any written consent required of Hightimes stockholders. By its terms, the Proxy shall terminate with respect to any public sales of Conversion Shares permitted to be made by Harvest or Enterprises pursuant to the Lockup Agreement, but shall not terminate in connection with any private sales of Hightimes Securities and such transferee shall be subject to the terms thereof.

The Second Restated Purchase Agreement provides that if Harvest or the applicable seller are unable to deliver all of the Required Consents and Approvals necessary to convey to the Buyer the equity of any of the 10 HAH Dispensaries or Harvest Dispensaries (collectively, the “Listed Dispensaries”), within one year following the applicable closing, the parties shall (i) remove such Dispensary from the list of the 10 Listed Dispensaries to be acquired, and the Purchase Price shall be reduced accordingly based on an allocation schedule listing a purchase price value for each of the 10 Listed Dispensaries (the “Purchase Price Reduction”), and (ii) there shall be no further liability or obligation on the part of any party with respect to the failure to deliver such Required Consents or Approvals. Any such Purchase Price Reduction shall be allocated to the Series A Preferred Stock and shall reduce either the number of the 660,000 shares of Series A Preferred Stock by a number of shares equal to the Purchase Price Reduction divided by $100, or to the extent any shares of Series A Preferred Stock are subject to either optional or mandatory conversion, the number of Conversion Shares divided by the applicable conversion price.

The foregoing summary of the terms and conditions of the Second Restated Purchase Agreement is qualified in its entirety by the definitive Purchase Agreement and exhibits thereto, which are included as Exhibit 6.1 to this Form 1-U and are incorporated herein by this reference.

On June 23, 2020, Hightimes published a press release regarding the above transaction. A copy of such press release is attached to this Form 1-U Current Report as Exhibit 15.1.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 1-U contains statements as to the Company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Examples of these statements include, but are not limited to, statements regarding the anticipated impact of the Company’s intended acquisition of 10 Listed Dispensaries, and the anticipated effect of such transactions on our results of operations. In addition, these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the effects of the COVID-19 outbreak on our business, as well as on closing the acquisition of the 19 Listed Dispensaries, or the underlying business of the 10 Listed Dispensaries, as well as levels of consumer, business and economic confidence generally. The duration of the COVID-19 outbreak and severity of such outbreak, the pace of recovery following the COVID-19 outbreak, the effect on our supply chain, our ability to implement cost containment and business recovery strategies, and the adverse effects of the COVID-19 outbreak on our business or the market price of our common stock and the risk factors described in our Regulation A Offering Circular, our annual reports on Form 1-K and semi-annual reports on Form 1-SA, as well as our subsequent filings with the U.S. Securities and Exchange Commission, including subsequent annual reports on Form 1-K, semi-annual reports on Form 1-SA and current reports on Form 1-U are uncertain. Except as required by law, the Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	June 23, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Second Restated Purchase Agreement, dated June 10, 2020, by and among Hightimes Holding Corp., HHI Acquisition Corp., Harvest Health & Recreation, Inc., Steve White, Harvest of California LLC, Interurban Capital Group, Inc. and other parties.

15.1	Press release dated June 23, 2020

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